Yukon-Nevada Gold Corp.
#490-688 West Hastings Street
Vancouver, B.C. V6B 1P1
Tel: (604) 688-9427
Fax: (604) 688-9426

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at #490, 688 West Hastings Street, Vancouver, B.C.
on the 13th day of May, 2010
at the hour of 10:00 o'clock in the forenoon (local time)

Report of Voting Results

In accordance with part 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1.	Appointment of KPMG LLP as auditors of the Company.	Carried
2.	To authorize the Directors to fix the Auditor’s remuneration.	Carried
3.	To determine the number of Directors at eight (amended).	Carried
4.	To elect as following directors for the ensuing year or until their successors are elected or appointed:
        Robert F. Baldock
        Graham C. Dickson
        Jean-Edgar de Trentinian
        Simon Solomonidis
        John Greenslade
        Pierre Besuchet
        Gerald Ruth
	Jay Schnyder	Carried.
5.	To pass an special resolution approving an amendment to the Company’s Articles.	Withdrawn
6.	To approve the proposed stock option plan.	Carried

None of the aforesaid matters were conducted by ballot.